SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 6, 2004

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.                                                                   Nokia Press Release dated April 5, 2004 and titled:

NOKIA STOCK OPTIONS EXERCISED FOR SHARE SUBSCRIPTION

2.                                                                   Nokia Press Release dated April 6, 2004 and titled:

Nokia expects its first quarter 2004 reported EPS to be EUR 0.17 (meets guidance) and net sales to decline 2% year over year (below guidance)

press release

April 5, 2004

NOKIA STOCK OPTIONS EXERCISED FOR SHARE SUBSCRIPTION

A total of 4.040 Nokia shares were subscribed for since the latest increase in Nokia’s share capital registered on May 14, 2003. The shares has been subscribed for with based on the “1999A” stock options under the Nokia Stock Option Plan 1999. The Stock Option Plan was approved by the Annual General Meeting of March 17, 1999.

The Finnish Trade Register has registered on April 5, 2004 the corresponding increase in Nokia’s share capital amounting to the total of EUR 242.40. As a result of the increase, the share capital of Nokia is currently EUR 287.777.790 and the total number of shares is 4.796.296.500. Based on the subscriptions, Nokia has received a total of EUR 68.225,50 in shareholders’ equity.

The new shares include all shareholders’ rights as from the registration date April 5, 2004. The new shares will be admitted to public trading on the Helsinki Exchanges together with the other Nokia shares as from April 6, 2004.

The subscription period for the “1999 A” stock options under the Nokia Stock Option Plan 1999 began in April 2001.

Media enquiries:

Nokia

Corporate Communications

Tel: +358 (0) 7180 34900

Fax: +358 (0) 7180 38226

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE

April 6, 2004

Nokia expects its first quarter 2004 reported EPS to be EUR 0.17 (meets guidance) and net sales to decline 2% year over year (below guidance)

Helsinki, Finland - Nokia today announced that its first quarter 2004 net sales will be below guidance. Nokia’s net sales for the first quarter 2004 are estimated to be EUR 6.6 billion, representing a decline of 2% compared to the first quarter 2003 (vs. guidance of up 3 - 7%). The company expects to meet its reported earnings per share (diluted) guidance with the EPS estimated to be EUR 0.17 (vs. guidance of EUR 0.17 - 0.19).

Sales of the Mobile Phones and Multimedia business groups were below expectations. Mobile Phones sales declined in Europe and Asia due to lower than expected volumes and a product mix weighted more towards the low end. Due to certain gaps in its product portfolio, mainly in the mid range, the company was not able to fully capitalize on positive market developments. Global mobile phone volume growth is estimated to have been in excess of 25% in the first quarter 2004 while Nokia volumes grew by 19%. Networks exceeded expectations with estimated sales of EUR 1.4 billion, which represents 16% growth compared to the sales in the first quarter 2003. Enterprise Solutions is expected to report sales slightly better than planned.

Mobile Phones profitability continued at an excellent level. However, lower than expected volumes and the product mix negatively impacted Mobile Phones’ sales and operating profit. At the same time, the operating margin of Multimedia is expected to be above plan due to a favorable product mix.  In addition to sales, the operating margin of Networks is expected to be healthy and to exceed the company’s expectations. The operating margin of Enterprise Solutions is expected to be slightly better than planned.

“Obviously, we are not satisfied with our sales development during the first quarter, but I am pleased that once again we have managed to achieve good, solid profitability.  We are particularly pleased with the sales and profitability development in the Networks’ business. The overall Nokia sales were negatively impacted because we were not able to fully exploit the usual seasonal market pick up in March, and the Mobile Phones product mix was weighted towards the low end. Although we are already starting to see the long-term benefits of the new organization, in the short term its implementation slightly slowed down our reactions and operational effectiveness,” said Jorma Ollila, Nokia Chairman and CEO.  “With the new organization in place, we will continue to build on our core strengths of brand, demand-supply chain management and cost leadership - while driving further efficiencies in research and development.  While our product portfolio in the first quarter was not at its strongest, we believe that during the year we will see improvement as we bring new products to market.”

Nokia will announce the full first quarter results together with the second quarter outlook on April 16, 2004.

A conference call for investors is scheduled for 3:30 PM Helsinki time, 1:30 PM London time, 8:30 AM New York time on April 6, 2004.

Investors based in the US: +1 888 636 1561

Investors based outside of the US: +44 1452 560 299

Media: +1 706 634 5012

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding:  A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations and targets for our results of operations; and E) statements preceded by ‘‘believe,’’

‘‘expect,’’ ‘‘anticipate,’’ ‘‘foresee’’ or similar expressions are forward-looking statements.  Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to:  1) developments in the mobile communications industry and the broader mobility industry, including the development of the mobile software and services market, as well as industry consolidation and other structural changes; 2) timing and success of the introduction and roll out of new products and solutions; 3) demand for and market acceptance of our products and solutions; 4) the impact of changes in technology and the success of our product and solution development; 5) the intensity of competition in the mobility industry and changes in the competitive landscape; 6) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 7) pricing pressures; 8) the availability of new products and services by network operators and other market participants; 9) general economic conditions globally and in our most important markets; 10) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 11) inventory management risks resulting from shifts in market demand; 12) our ability to source quality components without interruption and at acceptable prices; 13) our success in collaboration arrangements relating to technologies, software or new products and solutions; 14) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 15) any disruption to information technology systems and networks that our operations rely on; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 17) developments under large, multi-year contracts or in relation to major customers; 18) the management of our customer financing exposure; 19) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 20) our ability to recruit, retain and develop appropriately skilled employees; 21) our ability to implement our new organizational structure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12 to 21 of the company’s Form 20-F for the year ended December 31, 2003 under “Item 3.D Risk Factors.”

For further information:

Nokia Corporate Communications

Tel. + 358 7180 34900

E-mail: press.office@nokia.com

Nokia Investor Relations:

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 972 894 4880

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2004	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel